January 31, 2022

VIA EDGAR

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Eiko Yaoita Pyles
        Andrew Blume

Re:     Brown-Forman Corporation
Form 10-K for the Fiscal Year Ended April 30, 2021
Filed June 21, 2021
File No. 001-00123

Ladies and Gentlemen,

Brown-Forman Corporation (the “Company,” “we,” “us,” “our”) submits this letter in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated January 19, 2022 (the “Comment Letter”), with respect to the above referenced filing. For convenience, we have provided the heading and text of the comment in the Comment Letter followed by our response.

Form 10-K for the Fiscal Year Ended April 30, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1. We note your response to prior comment 1. As part of the description of the “estimated net change in distributor inventories,” please clearly disclose how the percentages are calculated and how to interpret positive and negative changes.

Response

We acknowledge the Staff’s comment and advise the Staff that in future filings we will add, substantially in this form, the following description of the “estimated net change in distributor inventories” (e.g., Definitions section on page 32 of our 2021 Form 10-K).

“Estimated net change in distributor inventories.” We generally recognize revenue when our products are shipped or delivered to customers (See Note 1 to the Consolidated Financial Statements for details on our accounting policies, including revenue recognition). In the United States and certain other markets, our customers are distributors that sell downstream to retailers and consumers. We believe that our distributors’ downstream sales more closely reflect actual consumer demand than do our shipments to distributors. Our shipments increase distributors’ inventories, while distributors’ depletions (as described above) reduce their inventories. Therefore, it is possible that our shipments do not coincide with distributors’ downstream depletions and merely reflect changes in distributors’ inventories. Because changes in distributors’ inventories could affect our trends, we believe it is useful for investors to understand those changes in the context of our operating results.

We perform the following calculation to determine the “estimated net change in distributor inventories:”

•For both the current-year period and the comparable prior-year period, we calculate a “depletion-based” amount by (a) dividing the organic* dollar amount (e.g. organic net sales) by the corresponding shipment volumes to arrive at a shipment per case amount, and (b) multiplying the resulting shipment per case amount by the corresponding depletion volumes. We subtract the year-over-year percentage change of the “depletion-based” amount from the year-over-year percentage change of the organic amount to calculate the “estimated net change in distributor inventories”.

•A positive difference is interpreted as a net increase in distributors’ inventories, which implies that organic trends could decrease as distributors’ reduce inventories; whereas, a negative difference is interpreted as a net decrease in distributors’ inventories, which implies that organic trends could increase as distributors rebuild inventories.

*As noted in our previous response, we will cease using the term “underlying” and instead use the term “organic.” We will define “organic” in Presentation Basis “Non-GAAP Financial Measures” similar to how we previously described “underlying” (but without adjusting for the estimated net change in distributor inventories).
BROWN-FORMAN CORPORATION 850 DIXIE HIGHWAY, LOUISVILLE, KY 40210 WWW.BROWN-FORMAN.COM

If you have any questions or require any additional information, please contact me at 502-774-7287 or via e-mail at Leanne_Cunningham@B-F.com.

Sincerely,

/s/ Leanne Cunningham

Leanne Cunningham
Senior Vice President,
Chief Financial Officer

cc:
Kelli Nelson Brown, Senior Vice President and Chief Accounting Officer
Jaileah X. Huddleston, Vice President, Associate General Counsel and Corporate Secretary

BROWN-FORMAN CORPORATION 850 DIXIE HIGHWAY, LOUISVILLE, KY 40210 WWW.BROWN-FORMAN.COM